FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 28, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS You know that you can!

Creating momentum

Q2 2017

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q2 2017 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q2 2017	Q2 2016[1]	Change, %	H1 2017	H1 2016¹	Change %
Revenue	106.8	106.1	0.7%	211.5	211.9	-0.2%
of which: Russia	99.0	97.4	1.6%	196.2	193.7	1.3%
OIBDA	44.0	40.7	8.2%	85.8	81.8	5.0%
of which: Russia	42.1	39.7	6.0%	81.6	78.3	4.2%
Operating profit	23.9	20.5	16.4%	45.6	42.1	8.2%
Profit attributable to owners of the Company	14.7	9.1	62.6%	27.2	23.6	15.5%
Operating cash flow				64.9	63.7	1.9%
Cash CAPEX	15.3	21.3	-28.1%	26.4	39.7	-33.4%
Net debt				187.0	189.7	-1.4%
Net debt / LTM OIBDA				1.1x	1.1x	stable
Free cash flow				40.6	24.0	69.3%

Mobile subscribers (mln)	Q2 2016	Q1 2017	Q2 2017	Y-o-Y Change, %	Q-o-Q Change, %
Total	107.6	108.8	107.8	0.2%	-0.9%
Russia	77.8	79.0	78.0	0.3%	-1.2%
Ukraine[2]	20.8	20.9	20.8	0.1%	-0.2%
Armenia	2.1	2.1	2.1	0.1%	1.6%
Turkmenistan	1.6	1.7	1.7	5.9%	0.5%
Belarus[3]	5.3	5.2	5.1	-1.9%	-0.2%

Andrei Dubovskov, President and Chief Executive Officer, commented on the results:

“Following an encouraging start to the year, MTS continued to create momentum during the second quarter and delivered solid financial results. We saw growth in Group revenue of 0.7% driven by revenue increase in both Russia and Ukraine, due to stronger voice and data usage in a broad range of products  as well as in international roaming. Group OIBDA rose 8.2%, also due to general growth in usage, a strong contribution from our Ukraine business and improved efficiency in our retail operations and roaming.

Overall, we continue to see sustained scale benefits in our operations, as well as relative efficiency through our retail and network operations. More importantly, we see signs that the competitive situation in Russia, largely focused on retail distribution, may shift favorably for both operators and consumers.

Recently, the Company’s Board of Directors recommended an interim dividend of RUB 10.4 per share. In line with our dividend policy and stated goals, and assuming it is approved at the upcoming EGM, MTS aims to deliver on its promise of returning RUB 26 per share through dividiends for a total of nearly RUB 52 bln for the 2017 calendar year.

Given our strong performance during the first half of the year, we are amending our Group OIBDA guidance to >4% growth for 2017. Many factors still may either positively or negatively impact this growth rate, including competitive factors, as well as macroeconomic factors in Russia, Ukraine and our foreign subsidiaries, but a step-up in consumer and business sentiment, as well as relative macroeconomic stability in H1 2017, gives us confidence that we can raise our outlook for the full year. We affirm our revenue guidance of +/-2% and lower our CAPEX forecast to RUB 75 bln due to a stronger than anticipated ruble.”

1  P&L data were retrospectively adjusted on discontinued operation in Uzbekistan

2  Including CDMA subscribers

3  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

On June 29, MTS held its AGM. Shareholders approved a final annual dividend of RUB 15.6 per ordinary share (RUB 31.2 per ADR), or in total RUB 31.2 bln based on the full-year 2016 financial results.

Artem Zassoursky, Vice President, Head of Strategy, Member of the Management Board at Sistema PJSFC, replaced Mikhail Shamolin on the MTS Board of Directors as a non-executive director.

***

In June, MTS appointed Vyacheslav Nikolaev as Chief Marketing Officer. Vyacheslav joined the Company in 2004 and, prior to his new appointment, oversaw B2C Marketing at MTS for six years.

***

The Board of Directors recommended the EGM scheduled on September 29, 2017 to approve a semi-annual dividend of RUB 10.4 per ordinary share (RUB 20.8 per ADR), or a total of RUB 20.8 billion, based on H1 2017 financial results.

PARTNERSHIPS

In June, MTS and Nokia signed a partnership agreement to extend cooperation in the innovation areas such areas as IoT, clouds, digital medicine, e-commerce, AR/VR and convergent 5G networks. The companies will jointly develop Nokia’s new technological solutions to promote digital products and services from MTS.

***

In June, MTS signed a partnership agreement with Skolkovo Innovation Center for the development of MTS’ IT services. As part of the agreement, MTS will provide open access to its programming interfaces to enable Skolkovo developers to apply innovative updates for MTS’ apps. MTS will also be working with Skolkovo start-ups on developing new IT services.

UPDATED MTS MONEY WALLET

In May, MTS reintroduced its MTS Money Wallet to the market, bringing new functionality to its users and offering them a comprehensive suite of financial services, all in one app.  From initially  having limited payment and money transfer functionality, MTS Money Wallet has significantly broadened its service offering to become a fully integrated financial platform. The updated version offers users expanded payment services, a contactless payment option, investment services, an increased synchronization with MTS Bank as well as other functionality.

ASSET ACQUISITION

In July, MTS acquired the regional network operator Bashkortostan Cellular Communication OJSC for RUB 300 mln including net debt.

The transaction allows MTS to strengthen its presence in the Republic of Bashkortostan by obtaining additional frequency resources, including two bands of 15 MHz at 2,100 MHz, as well as two bands of 4.4 MHz in the 450 MHz spectrum.

AWARDS AND PROFESSIONAL RECOGNITION

MTS has won the GTB Innovation Award for its Virtual PBX, recognizing the true convergence of fixed-to-mobile communications. The service provides companies that have from five to 10,000+ employees with effective and cost efficient corporate communications across Russia.  Virtual PBX was implemented in cooperation with BroadSoft, the world’s largest telecommunications vendor and a strategic partner of MTS.

***

MTS received two IR awards at the IR Magazine Russia & CIS Awards 2017 ceremony. MTS was named the winner in the key corporate nomination of Grand Prix for the Best Overall Investor Relations for mid cap companies. Josh Tulgan, Director, Corporate Finance & Investor Relations, received a personal award for the Best Investor Relations Officer in Telecommunications services.

***

MTS received five awards for corporate communications and corporate relations TOP-COMM 2017 from the Association of Directors of Communications and Corporate Media of Russia.

Elena Kohanovskaya, PR Director, led the rating of the TOP-100 Directors for corporate communications and corporate relations in Russia. She also won in the nomination “For the most effective work in corporate interaction with public authorities in Russia” and was included in the TOP-5 managers “For the most effective work in external corporate communications in Russia”.

MTS took first place in the rating of the best companies in corporate communications and relations in Russia, and the MTS PR department was named the best department for corporate communications and relations.

***

MTS received several Effie Awards Russia 2017 for achievements in marketing and communications. MTS was recognized for its advertising campaign to promote the tariff plan Smart Unlimited, My MTS app, the largest Russian charity project “Generation M” and corporate social responsibility and sustainable development.

CHANGES IN CREDIT RATINGS OUTLOOK

In June, Fitch placed MTS on Rating Watch Negative from Stable; ‘BB+’ rating affirmed.

In July, Standard & Poor’s revised its outlook on MTS from Positive to Developing; ‘BB+’ rating affirmed.

The changes in MTS outlook were a result of the credit ratings downgrades of Sistema PJSFC, the Company’s major shareholder.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q2 2017	Q2 2016	Change %
Revenue	106.8	106.1	0.7%
OIBDA	44.0	40.7	8.2%
margin	41.2%	38.3%	2.9	pp
Profit attributable to owners of the Company	14.7	9.1	62.6%
margin	13.8%	8.5%	5.3	pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

Group revenue increased 0.7% year-over-year to RUB 106.8 bln driven by increased usage of voice and data products in our core Russian market. The overall contribution from foreign subsidiaries was weaker due to the strengthening of the ruble versus other Group currencies.

Group OIBDA showed an impressive growth of 8.2% year-over-year to RUB 44.0 bln.      Key  factors driving growth included factors visible in previous periods: strong service revenue dynamics, roaming costs optimization and a positive year-over-year contribution from Ukraine. While a  strong ruble limited the contribution from foreign subsidiaries, underlying trends in these markets remained stable. Group OIBDA margin stood at 41.2%.

MTS delivered a second-quarter Group net profit of RUB 14.7 bln, up from RUB 9.1 bln a year earlier. The key factor behind the growth was year-over-year increase of OIBDA. In addition to this, in Q2 2016, we reported the accelerated realization of up to RUB 3.1 bln in interest expense due to our repurchase of USD 267 mln of our 2020 Eurobond notes.

Group OIBDA Factor Analysis (RUB bln)

Group Net Profit Factor Analysis (RUB bln)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln)	As of June 30, 2017	As of March 31, 2017
Current portion of LT debt and of finance lease obligations	41.4	50.0
LT debt	245.6	221.9
Finance lease obligations	11.0	9.5
Total debt	298.0	281.4
Less:
Cash and cash equivalents	34.3	25.4
ST investments	67.5	44.5
Effects of hedging of non-ruble denominated debt	9.2	8.3
Net debt	187.0	203.3

At the end of the reporting period, total debt (net of financial leases and debt issuance costs) stood at RUB 286.3 bln. In Q2 2017, MTS obtained a long-term bank loan of RUB 20 bln and pre-paid several, soon-to-be expiring, non-ruble loans for a total amount of RUB 1.3 bln.

Debt Repayment Schedule

Bonds 8 series, Bonds BO-01 and BO-02 ruble bonds contain put options that as of June 30, 2017, MTS expected to be exercised in November 2017, March 2018 and August 2018, respectively

The Company’s balance sheet remains solid with a net debt to LTM OIBDA ratio of 1.1x as of June 30, 2017.  This comfortable debt level secures the Company’s financial strength and investment capacity.

Net Debt to LTM OIBDA (RUB bln)

Non-ruble debt comprises roughly 18% of our gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023. MTS actively uses hedging instruments to limit currency exposure to its outstanding bilateral debt. All non-ruble loans are hedged.

Gross/Net Debt Structure by Currency4

Gross Debt Structure by Type

In June, the Annual General Meeting of Shareholders approved the payment of dividends in the amount of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADR), or a total of RUB 31.17 billion (RUB 31,174,752,570), based on the full-year 2016 financial results.

In July, the MTS Board of Directors proposed a payment of semi-annual dividends of RUB 10.4 per ordinary share (RUB 20.8 per ADR), or a total of RUB 20.78 billion (RUB 20,783,168,380.00), based on H1 2017 financial results, to the Extraordinary General Meeting of Shareholders.

Historical Dividend Payout (RUB bln)

4  Including financial leasing and including FOREX hedging in the amount of $570 mln as of June 30, 2017

Cash CAPEX Breakdown (RUB bln)	For the quarter ended June 30, 2017	For the quarter ended June 30, 2016
Russia	12.5	18.8
as % of revenue	12.7%	19.3%
Ukraine	2.5	1.6
as % of revenue	40.4%	21.9%
Armenia	0.2	0.2
as % of revenue	11.7%	8.8%
Turkmenistan	0.05	0.03
as % of revenue	4.5%	2.3%
Group cash CAPEX[5]	15.3	21.3
as % of revenue	14.3%	20.1%

In Q2 2017, MTS’s capital expenditures declined 28.1% year-over-year to RUB 15.3 bln. The CAPEX to revenue ratio was 14.3%. In total, the Company spent RUB 26.4 bln in H1 2017 and  reduced its full-year guidance on CAPEX to RUB 75.0 bln. Investment in Russia continue to decline due to reduced spending on network development. By the end of Q2 2017, our LTE network covered over 50% of the total population in Russia. Meanwhile, MTS increased its investments in network development in Ukraine. In the reporting quarter, CAPEX comprised 40.4% of Ukraine sales and its 3G roll-out progressed with now 69% of population covered. MTS’ well-balanced investment approach allows the Company to maintain the most capable networks in all of its markets of operation, while supporting strong cash flows and enabling a stable shareholder return.

Cash Flow (RUB bln)	For the period ended June 30, 2017	For the period ended June 30, 2016
Net cash provided by operating activities	64.9	63.7
Less:
Purchases of property, plant and equipment	(19.6)	(25.5)
Purchases of intangible assets[6]	(6.9)	(14.1)
Proceeds from sale of property, plant and equipment	2.5	1.3
Investments in associates	(0.3)	(1.3)
Free cash flow	40.6	24.0

As of June 30, 2017, free cash flow amounted to RUB 40.6 bln. This year-over-year increase was largely attributed to lower overall CAPEX spending.

5  Including RUB 710 mln spent on CAPEX in UMC LLC in Q2 2016, while Group revenue for Q2 2016 doesn’t include revenue from UMC LLC

6  Excluding purchase of 4G license in Russia in the amount of RUB 2.6 bln in H1 2016

RUSSIA

Russia Highlights (RUB bln)	Q2 2017	Q2 2016	Change %
Revenue[7]	99.0	97.4	1.6%
mobile	75.1	72.8	3.1%
fixed	15.2	15.3	-0.7%
integration	1.3	1.3	0.4%
sales of goods	10.1	10.6	-4.7%
OIBDA	42.1	39.7	6.0%
margin	42.5%	40.8%	1.7	pp
Net profit	14.8	10.8	37.0%
margin	14.9%	11.1%	3.8	pp

In Q2, total revenue in Russia grew 1.6% year-over-year. For the reporting period, the mobile business demonstrated strong growth of 3.1%. Fixed revenue declined slightly, while revenue from integration services was broadly flat. Sales of goods fell slightly year-over-year.

Russia OIBDA rose 6.0% to RUB 42.1 bln year-over-year. This reflects positive revenue dynamics, a relatively stronger ruble, cost optimization in roaming and retail. Russia OIBDA margin reached 42.5%.

Data  remains the key growth engine for our core mobile business. Growth in data usage drove the increase in mobile revenue, which reached RUB 75.1 bln in the reported quarter, a 3.1% increase year-over-year. Data consumption is also the key growth factor in international roaming. Since December 2016, we have seen positive trends in international roaming, both in terms of voice and data usage as well as in the number of roamers. These metrics may be seen as a sign of improving business and consumer sentiment stemming from a more stable macroeconomic environment.

Our subscriber base in Russia slightly decreased to 78 mln subscribers. For the period, we sold fewer SIM-cards by focusing on higher-quality sales.

In MTS’s fixed business, revenue decreased by 0.7% year-over-year to RUB 15.2 bln as a result of decline in revenue from B2O segment and the subsequent lower contribution from interconnect fees. In B2C segment, MTS witnessed a continuing decline in fixed-telephony and a growth in the broadband and pay-TV segments.  According to our estimates, by the end of Q2 2017, MTS’s market share in Moscow comprised 36.5% in broadband and 33.0% in pay-TV. The number of GPON users reached 1,782,000.

Fixed-line revenue (RUB bln)	Q2 2017	Q2 2016	Change %
Total	15.2	15.3	-0.7%
B2C	7.5	7.5	0.3%
B2B+B2G+B2O	7.7	7.8	-1.7%

Revenue from MTS’ integration business remained largely flat at RUB 1.3 bln.

The Company posted a 4.7% decrease in sales of goods due to a decline in revenue in both subsegments:  sales of handsets and accessories as well as sales of software products. Sales of handsets and accessories declined marginally  year-over —year, while gross margin grew to 9.4%. In the reporting period, MTS continued to reshape its handsets portfolio and move towards a multi-vendor model in line with its retail strategy.

Handsets and Accessories Sales and Gross Margin (RUB bln)

7  Net of elimination

Handsets and Accessories Sales and Gross Margin (RUB bln)

MTS retail network didn’t see any sizable deviation in the number of stores from what the Group reported in Q1. By the end of Q2,  we had approximately 5,700 stores, including franchized. Meanwhile, MTS continues to improve its e-commerce. MTS online sales  reached RUB 1.7 bln, compared to RUB  1.2 bln in Q2 2016.

In Q2 2017, MTS continued to accelerate data consumption among its subscribers through various initiatives: stimulating customers’ migration from feature phones to smartphones and offering attractive data-focused tariff plans. As a result of these efforts, smartphone penetration in all mobile phones on MTS network exceeded 60%, mobile internet penetration reached 51% and V&D tariff plan penetration was 42%.

The number of ussued MTS Money cards reached 3.8 mln by the end of Q2. The growth was largely attributable to MTS Smart Money card that allowed its holders to get benefits using MTS Smart tariff plans.

My MTS,  self-care app and a platform for cross-sales of other MTS’ digital services, demonstrates a steady growth in terms of number of users. By the end of Q2, the number of 3-month active users exceeded 9 mln, comprising approximately 12% of our subscriber base in Russia.

3-month active users of My MTS app (mln)

UKRAINE

Ukraine Highlights (UAH bln)	Q2 2017	Q2 2016	Change %
Revenue	2.9	2.7	6.3%
OIBDA	1.3	0.8	53.3%
margin	43.5%	30.1%	13.4	pp
Net profit	0.5	0.2	136.9%
margin	18.0%	8.1%	9.9	pp

In Q2, Ukraine delivered strong year-over-year growth: revenue increased by 6.3% to UAH 2.9 bln and OIBDA rose 53.3% to UAH 1.3 bln. Revenue growth was primarily supported by higher data-consumption stimulated by the active 3G rollout across the country and an increased number of data users.

The OIBDA margin increased to 43.5%. Margin growth was largely attributable to the increase in revenue and cost optimization. MTS rebalanced tariffs introduced in 2016, many of which provided reduced roaming rates for new clients.

Overall, the Group’s efforts in Ukraine are focused on increasing network coverage and improving the quality of services. In the reporting period, we increased our investments in the 3G network rollout to meet the growing demand for 3G traffic. By the end of Q2,  the 3G rollout covered 69% of the Ukrainian population. To enhance customer loyalty, we are not only maintaining all of our European quality standards, but also offering our 20.8 mln. subscribers  innovative services in  line with the Group’s overall 3D Strategy with a “digital” focus.

OTHER FOREIGN MARKETS: ARMENIA, TURKMENISTAN, BELARUS

Armenia Highlights (AMD bln)	Q2 2017	Q2 2016	Change %
Revenue	14.0	15.0	-6.8%
OIBDA	6.3	5.9	6.7%
margin	45.3%	39.5%	5.8	pp
Net loss	(0.1)	(2.0)	n/a
margin	n/a	n/a	n/a

In Armenia, revenue declined by 6.8% year-over-year to AMD 14.0 bln. Macroeconomic factors continue to impact the usage of services such as international calling and roaming, while a reduction in remittance payments continues to affect the market. These factors also weakened the usage of core voice and data products.

OIBDA grew 6.7% year-over-year to AMD 6.3 bln as a result of cost optimization due to the reorganization of call-centers and points of sales and lower marketing expenses. Overall, the OIBDA margin for the reporting period remained strong at 45.3% as the Group continuously focused on ways to improve efficiency in the challenging operating environment.

The Group’s subscriber base in Armenia increased slightly to 2.1 mln.

Turkmenistan Highlights (TMT mln)	Q2 2017	Q2 2016	Change %
Revenue	69.2	66.1	4.7%
OIBDA	24.6	22.1	11.3%
margin	35.5%	33.4%	2.1	pp
Net profit	11.8	9.5	24.2%
margin	17.1%	14.4%	2.7	pp

In Turkmenistan, revenue rose 4.7% year-over-year to TMT 69.2 mln. The growth was driven by the increase in revenues from voice and data usage due to the promotion of bundled tariff plans as well as the stable growth of the subscriber base (+5.9% year-over-year).

Revenue growth was the key factor behind OIBDA performance, which increased 11.3% year-over-year to TMT 24.6 mln. Overall, our OIBDA margin in Turkmenistan was 35.5%. Meanwhile, macroeconomic and competitive pressures continue to present challenges to significantly increasing scale benefits.

Belarus Highlights (BYN mln)	Q2 2017	Q2 2016	Change %
Revenue	183.8	161.9	13.5%
OIBDA	87.1	75.7	15.0%
margin	47.4%	46.8%	0.6	pp
Net profit	48.0	46.6	3.0%
margin	26.1%	28.8%	-2.7	pp

In Belarus, MTS revenue rose 13.5% year-over-year to BYN 183.8 mln, due to the effect of price increases in April 2017 and the introduction of new tariff plans including “Bezlimitishche” and “4G”.

OIBDA grew 15.0% year-over-year to BYN 87.1 mln driven by the  growth in data usage due to increasing demand for bundled voice & data tariff plans in addition to the effect of price increases. OIBDA performance was also supported by higher margins in retail and a strengthening of the BYN in relation to the USD and EUR.  Overall, the OIBDA margin in Belarus remained strong at 47.4%.

The Group maintains its leadership position in Belarus with the subscriber base of 5.1 mln.

2017 AMENDED OUTLOOK

Group Revenue:

For 2017, MTS reiterates its Group revenue outlook at +2% /- 2% growth rate based on developments in the following areas:

•      Competitive factors in distribution and tariff policies;

•      Handset sales due to optimization of retail distribution channels;

•      Service revenue dynamics in Russia; and

•      Service revenues in foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group OIBDA:

MTS raises its outlook on Group OIBDA from +/- 2% growth to >4% growth in consideration of the following:

•      Strong OIBDA growth in Russia and Ukraine in H1 2017;

•      Relative macroeconomic stability and improved business and consumer sentiment; and

•      Cost optimization in Russia retail operations.

However, overall profitability could be impacted by:

•      Competitive factors and future developments in the distribution market in Russia;

•      Changing business/consumer sentiment;

•      Developments in foreign subsidiaries; and

•      Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

MTS reduces its FY2017 Group CAPEX estimate to RUB 75 bln from RUB 80 bln primarily to the relative strength of the ruble versus the US dollar and Euro. Key factors defining Group CAPEX include:

•      Further incremental improvements and enhancements to LTE networks;

•      Implementation of infrastructure and spectrum sharing projects;

•      Completion of the bulk of the 3G build-out in Ukraine and future development of LTE;

•      Evolution of commercial 5G solutions and their introduction into Russian market; and

•      Continued investments in digital products and services.

Group CAPEX forecast (RUB bln)

CONFERENCE CALL DETAILS

The conference call will start today at:

18:00 MSK (Moscow)

16:00 GMT (London)
11:00 EST (New York)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 8229177

From Russia:  +7 495 213 1767

From the UK: +44 (0) 330 336 9105

From the US: +1 719 325 2213

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

The earnings release will be posted at approximately 15:00 MSK/13:00 GMT at: http://www.mtsgsm.com/news/reports/.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 719 457 0820 PIN 8229177

From the UK: +44 (0) 207 660 0134 PIN 8229177

From Russia: 810 800 2702 1012

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2017. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating profit	20.5	24.2	21.4	21.7	23.9
Add: D&A	20.2	21.5	20.4	20.1	20.1
OIBDA	40.7	45.7	41.8	41.8	44.0

Russia (RUB bln)	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating profit	22.0	24.1	23.2	21.6	24.1
Add: D&A	17.8	19.1	17.9	17.9	17.9
OIBDA	39.7	43.2	41.0	39.5	42.1

Ukraine (RUB bln)	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating profit	0.6	1.2	1.0	1.3	1.2
Add: D&A	1.5	1.5	1.7	1.6	1.5
OIBDA	2.2	2.7	2.7	2.8	2.7

Armenia (RUB mln)	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating profit	136	196	8	111	222
Add: D&A	681	690	701	535	528
OIBDA	817	886	709	646	750

Turkmenistan (RUB mln)	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating profit	209	197	243	199	221
Add: D&A	207	215	216	188	181
OIBDA	416	412	459	387	401

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating margin	19.3%	21.5%	19.2%	20.7%	22.3%
Add: D&A	19.0%	19.2%	18.3%	19.2%	18.8%
OIBDA margin	38.3%	40.7%	37.4%	40.0%	41.2%

Russia	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating margin	22.5%	23.4%	22.3%	22.3%	24.4%
Add: D&A	18.2%	18.5%	17.2%	18.4%	18.1%
OIBDA margin	40.8%	41.9%	39.6%	40.7%	42.5%

Ukraine	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating margin	8.8%	16.2%	14.8%	20.5%	19.4%
Add: D&A	21.4%	21.2%	24.8%	25.2%	24.1%
OIBDA margin	30.1%	37.4%	39.6%	45.8%	43.5%

Armenia	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating margin	6.6%	9.5%	0.4%	7.1%	13.4%
Add: D&A	32.9%	33.6%	38.1%	34.3%	31.9%
OIBDA margin	39.5%	43.1%	38.5%	41.4%	45.3%

Turkmenistan	Q2’16	Q3’16	Q4’16	Q1’17	Q2’17
Operating margin	16.8%	16.7%	21.4%	18.2%	19.5%
Add: D&A	16.6%	18.2%	19.0%	17.1%	16.0%
OIBDA margin	33.4%	35.0%	40.5%	35.3%	35.5%

***

Attachment B

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                          shows traffic-generating activity or

•                                          accrues a balance for services rendered or

•                                          is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of June 30, 2017 AND As of December 31, 2016

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2017	2016
NON-CURRENT ASSETS:
Property, plant and equipment	263,991	272,841
Investment property	408	336
Intangible assets	106,249	108,813
Investments in associates	9,476	10,551
Deferred tax assets	7,019	6,150
Other non-financial assets	1,929	896
Other investments	6,609	36,319
Accounts receivable (related parties)	3,900	3,693
Other financial assets	11,438	13,877
Total non-current assets	411,019	453,476

CURRENT ASSETS:
Inventories	11,269	14,330
Trade and other receivables	31,411	29,805
Accounts receivable (related parties)	4,344	4,401
Short-term investments	67,459	8,657
VAT receivable	7,465	7,098
Income tax assets	2,718	1,601
Assets held for sale	1,339	808
Advances paid and prepaid expenses, other current assets	3,709	5,824
Cash and cash equivalents	34,272	18,470
Total current assets	163,986	90,994
Total assets	575,005	544,470

EQUITY:
Equity attributable to equity holders	126,866	139,235
Non-controlling interests	3,786	4,713
Total equity	130,652	143,948

NON-CURRENT LIABILITIES:
Borrowings	255,756	237,113
Deferred tax liabilities	25,967	26,611
Provisions	2,427	2,350
Other financial liabilities	2,886	2,774
Other non-financial liabilities	4,022	4,129
Total non-current liabilities	291,058	272,977

CURRENT LIABILITIES:
Borrowings	40,973	47,207
Provisions	6,722	8,075
Trade and other payables	76,786	41,473
Accounts payable (related parties)	1,251	1,014
Income tax liabilities	688	962
Other financial liabilities	1,933	3,049
Other non-financial liabilities	24,942	25,765
Total current liabilities	153,295	127,545
Total equity and liabilities	575,005	544,470

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

2017 AND 2016

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Continuing operations:

Service revenue	190,168	190,709	96,725	95,600
Sales of goods	21,353	21,210	10,112	10,455
	211,521	211,919	106,837	106,055

Cost of services	(60,961)	(65,964)	(30,948)	(32,628)
Cost of goods	(18,854)	(20,037)	(9,293)	(10,300)

Selling, general and administrative expenses	(46,685)	(46,256)	(23,421)	(23,314)
Depreciation and amortization	(40,245)	(39,653)	(20,115)	(20,165)
Other operating (expense)/income	(695)	648	87	82
Operating share of the profit of associates	1,495	1,462	714	761
Operating profit	45,576	42,119	23,861	20,491

Currency exchange gains	1,181	3,272	270	1,000

Other (expenses)/income:
Finance income	2,349	3,005	1,377	1,309
Finance costs	(13,569)	(15,810)	(7,124)	(9,204)
Other (expenses)/income	(616)	(1,286)	263	(608)
Total other expenses, net	(11,836)	(14,091)	(5,484)	(8,503)

Profit before tax from continuing operations	34,921	31,300	18,647	12,988

Income tax expense	(7,456)	(6,880)	(3,778)	(3,534)

Profit for the period from continuing operations	27,465	24,420	14,869	9,454

Discontinued operation:

Loss from discontinued operation, net of tax	—	(1,132)	—	(483)

Profit for the period	27,465	23,288	14,869	8,971

(Income)/loss for the period attributable to non-controlling interests	(255)	275	(140)	85

Profit for the period attributable to owners of the Company	27,210	23,563	14,729	9,056

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(592)	(9,602)	2,526	(1,429)
Net fair value gain/(loss) on financial instruments	869	(1,736)	601	(131)
Other comprehensive income/(loss) for the period	277	(11,338)	3,127	(1,560)
Total comprehensive income for the period	27,742	11,950	17,996	7,411
Less comprehensive (income)/loss for the period attributable to the noncontrolling interests	(255)	921	(140)	233

Comprehensive income for the period attributable to owners of the Company	27,487	12,871	17,856	7,644

Weighted average number of common shares outstanding, in thousands - basic	1,966,820	1,989,067	1,955,245	1,989,424
Earnings per share attributable to the Group - basic:
EPS from continuing operations	13.83	12.13	7.52	4.67
EPS from discontinued operation	—	(0.28)	—	(0.12)
Total EPS - basic	13.83	11.85	7.52	4.55
Weighted average number of common shares outstanding, in thousands - diluted	1,968,880	1,990,176	1,957,012	1,990,174
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	13.82	12.12	7.52	4.67
EPS from discontinued operation	—	(0.28)	—	(0.12)
Total EPS - diluted	13.82	11.84	7.52	4.55

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED June 30, 2017 AND 2016

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2017	June 30, 2016

Profit for the period	27,465	23,288

Adjustments for:
Depreciation and amortization	40,245	41,080
Finance income	(2,349)	(3,005)
Finance costs	13,569	16,057
Income tax expense	7,456	6,720
Currency exchange gain	(1,181)	(3,270)
Change in fair value of financial instruments	104	179
Amortization of deferred connection fees	(446)	(491)
Share of the profit of associates	(1,167)	(442)
Inventory obsolescence expense	47	621
Allowance for doubtful accounts	1,475	1,131
Change in provisions	7,148	6,317
Other non-cash items	(985)	(793)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(2,092)	(7,458)
Decrease in inventory	3,037	950
(Increase)/Decrease in VAT receivable	(1,097)	461
Decrease in advances paid and prepaid expenses	1,211	843
Decrease in trade and other payables and other current liabilities	(8,104)	(3,337)

Dividends received	1,486	1,181
Income taxes paid	(10,484)	(2,960)
Interest received	875	2,081
Interest paid (net of interest capitalised)	(11,337)	(15,479)
Net cash provided by operating activities	64,876	63,674

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(19,566)	(25,545)
Purchases of intangible assets (net of purchases of 4G licenses in Russia)	(6,862)	(14,126)
Purchases of 4G licenses in Russia	—	(2,598)
Proceeds from sale of property, plant and equipment and assets held for sale	2,463	1,300
Purchases of short-term and other investments	(32,794)	(7,482)
Proceeds from sale of short-term and other investments	4,017	22,042
Investments in associates	(320)	(1,326)
Net cash used in investing activities	(53,062)	(27,735)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows under capital transactions with related parties	—	3,063
Loan principal paid	(24,682)	(26,035)
Proceeds from loans	20,000	1,036
Repayment of notes	—	(17,904)
Proceeds from issuance of notes	20,000	—
Notes and debt issuance cost paid	(29)	—
Finance lease principal paid	(574)	(168)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(901)	(1,034)
Repurchase of common stock	(9,414)	—
Other financing activities	(8)	—
Net cash provided by/(used in) financing activities	4,392	(41,042)

Effect of exchange rate changes on cash and cash equivalents	(404)	(3,405)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	15,802	(8,508)

CASH AND CASH EQUIVALENTS, at the beginning of the period	18,470	33,464

CASH AND CASH EQUIVALENTS, at the end of the period	34,272	24,956

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 28, 2017